JOY GLOBAL INC.
100 E. Wisconsin Ave., Suite 2780
Milwaukee, WI 53202

January 31, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW.
Washington, D.C. 20549
Attention: Mary Beth Breslin

Re:      Joy Global Inc.
           Form S-3 filed December 23, 2004
           (SEC File No. 333-121569)

           Joy Global Inc.
            Form 10-K for the year ended October 30, 2004 and related filings
           (SEC File No. 001-09299)

           Joy Global Inc.
           Form 8-K filed December 16, 2004
           (SEC File No. 001-09299)

Ladies and Gentlemen:

        On behalf of Joy Global Inc. (the “Company”) and in response to the letter (the “Comment Letter”) dated January 21, 2005 from the staff of the Securities and Exchange Commission (the “Staff”) to the Company, please find below our responses to the Comment Letter.

        The numbered paragraphs below set forth the Staff’s comments from the Comment Letter (in bold type), together with the Company’s responses (in ordinary type), and correspond to the numbered paragraphs in the Comment Letter.

Form S-3

Where You Can Find More Information — Page iii

1.	Please update the financial statements when required by Rule 3-12 of Regulation S-X.

The Company confirms that it will update the financial statements when required by Rule 3-12 of Regulation S-X.

Fee Table

2.	Note (4) to the fee table indicates that you are registering an indeterminate number or amount of additional securities issuable upon conversion of, in exchange for, or upon exercise of convertible or exchangeable securities as may be offered pursuant to the registration statement Please note that at the time of issuance of those additional securities, you must specifically allocate from the remaining dollar amount of securities that may be issued under this registration statement the maximum number or amount of additional securities that you believe you may issue upon exercise or conversion of the convertible or exchangeable securities, based on a good-faith estimate. If the actual number of additional securities to be issued turns out to be greater than that estimate, you must file another prospectus supplement to allocate those additional securities or, if the remaining aggregate dollar amount of securities that may be issued under this registration statement is at that time insufficient to permit such allocation, file a new registration statement to register the additional securities. Please revise Note (4) to the fee table accordingly.

The Company has revised Note (4) to the fee table of the amended Form S-3 pursuant to the Staff’s comments. The Company will file future prospectus supplements and/or file a new registration statement to register additional securities as appropriate at the time of issuance.

Risk Factors — Page 1

3.	Please note that Form S-3 does not allow for incorporation by reference of risk factors prior to effectiveness. Please include risk factors in your document. We may have further comments.

The Company has revised its registration statement to include risk factors as requested by the Staff. Please see the section entitled “Risk Factors” beginning on page 5 of the amended S-3.

Description of Purchase Contracts — Page 15

Description of Units — Page 16

4.	We note that purchase contracts and/or units may be composed of third-party debt securities. Please supplementally explain how the distribution of those third-party debt securities will be effected in compliance with the registration requirements of the Securities Act.

The Company intends to distribute only third-party debt securities that are exempt from registration under the Securities Act. The Company has revised its registration statement to more accurately reflect this limitation. Please see page 24 of the amended S-3 under the heading “Description of Purchase Contracts.”

5.	We note that you have registered an offering of purchase contracts and units, the specific terms of which are intended to be described in a prospectus supplement. Where the offered securities involve the issuance of a novel or complex security, including, for example, any income deposit, enhanced income, enhanced yield or similar securities, we may have comments on the disclosure in the prospectus supplement. In addition, the issuance of any novel or complex securities may represent a fundamental change to the information contained in the registration statement and/or a material change to the plan of distribution such that a post-effective amendment would be required. If you determine to conduct an offering of any purchase contracts and/or units, you should file a post-effective amendment or submit supplementally the prospectus supplement in advance of the offering.

The Company confirms that it will file a post-effective amendment or submit supplementally the prospectus supplement in advance of an offering of any purchase contracts and/or units.

Plan of Distribution — Page 18

6.	We note the prospectus refers to the remarketing of securities. Please note that, depending upon the level of involvement by the issuer or its affiliates in the remarketing, any offers or sales pursuant to the remarketing may require registration under the Securities Act of 1933. If you would prefer that the staff express its views on this issue at the present time, please supplementally provide information about the procedures that will be used and the participants in the remarketing, including the role of the company or its affiliates, if any.

The Company has noted the potential for registration requirements with respect to the remarketing of securities and confirms that it is not currently asking the Staff to express its views on this issue.

Exhibits — Page 25

7.	We note your intention to file a number of exhibits, including your legal opinion, by amendment. Because we may have comments on these exhibits, please file the exhibits allowing adequate time for their review prior to effectiveness.

The Company has filed the required exhibits, including the legal opinions, as exhibits to its amended Form S-3. The Company hereby confirms that it will supplementally file clean opinions, either in a post-effective amendment or in a Form 8-K, for each takedown.

8.	Please provide an updated accountants’ consent with any amendment to the filing.

The Company has filed an updated accountants’ consent with its amended Form S-3.

Signatures — Pages 30 — 42

9.	Please explain why the registration statement was not dated, and why it does not appear to have been signed by the registrant or co-registrants, or by a majority of directors of the registrant and co-registrants. Please ensure that the next amendment is signed and that any power of attorney is included with the amendment.

The Company’s original registration statement on Form S-3 was dated and signed, and conformed signatures should have been included in the document as Edgarized and filed. The Company is supplementally providing to the Staff the original signature pages to its Form S-3, which include powers of attorney.

Form 10-K for fiscal year ended October 30, 2004

10.	We note you have incorporated by reference the information required in Part III of the Form 10-K to your definitive proxy statement on Schedule 14A. Please note that you must file the proxy statement containing that Part III information (or file an amendment to your Form 10-K to include that information) prior to acceleration of the effective date of the Form S-3.

The Company filed its proxy statement containing the required Part III information on January 26, 2005.

Business

11.	In future filings, please revise to indicate the percentage of your revenue derived from any product, class of product, or service(s) provided that materially contributed to your business over the last three years. See Item 101(c)(1)(i) of Regulation S-K. In this regard, we note your November 3, 2004 presentation at the Goldman Sachs Global Capital Goods Conference which indicates that continuous miners, longwall shearers, and electric shovels are “significant product lines.” Furthermore, we note from the presentation that aftermarket services constituted at least 70% of your total revenues since fiscal 2001.

As requested by the Staff’s comment, the Company will make the requested revision in future filings.

12.	In future filings, please provide a more complete description of the development of your business during the year. For example, did you introduce, enhance or discontinue products? Did you acquire or sell any product lines? Why? In what other ways did your business change materially during the year?

As requested by the Staff’s comment, the Company will make the requested revision in future filings.

13.	Where you discuss the cyclicality of your business, particularly where cyclicality is driven by commodity prices, please expand future filings to indicate the portion of your business derived from sales to specific mining industries (such as coal mining, copper mining, etc.).

As requested by the Staff’s comment, the Company will make the requested revision in future filings.

14.	We note your disclosure in your management’s discussion and analysis section regarding “Alliance Partners” and your attribution of a portion of your increase in sales of new surface mining equipment in fiscal 2004 to sales of equipment manufactured by your partners. Supplementally, with a view toward disclosure, identify the partners with whom you have “Alliance Partner” relationships. Supplementally and in future filings, describe the nature of the partnerships and the material terms of your arrangements with these partners.

The Company has Alliance Partner relationships with the following companies:

o AmeriCable Incorporated
o Berkley Forge and Tool Inc.
o Carbone of America
o Cubex
o Ford Steel Company
o General Electric Industrial Systems
o Hensley Industries Inc.
o Hitachi Mining Division
o Immersive Technologies Pty Ltd.
o LeTourneau Inc.	o Lincoln Industrial
 o MacLeans Engineering
 o MacWhyte
 o Phillippi-Hagenbach Inc.
 o Prodinsa Wire Rope
 o Petro-Canada
 o Reedrill
 o Rimex Supply Ltd
 o Terex Materials Processing &Mining
o Wire Rope Industries Ltd.

For each Alliance Partner, the Company has entered into an agreement or arrangement that provides it with the right to distribute certain of the Alliance Partner’s products within specified geographic territories. Specific sales of new equipment are typically based on a “buy and resell” arrangement or are direct sales from the Alliance Partner to the ultimate customer with a commission paid to the Company. The type of sales arrangement is typically agreed at the time of the customer’s commitment to purchase. The Company’s aftermarket sales of parts produced by its Alliance Partners are generally made under a “buy and resell” arrangement. In addition, the Company will typically hold in inventory some of its Alliance Partner’s parts.

Surface Mining Equipment

15.	We note your references to “life cycle management” contracts and programs. Supplementally and in future filings, please explain the term “life cycle management,” describe the programs you offer, and describe the material terms of life cycle contracts. Also explain how life cycle contracts “reduce customer operating risk and guarantee productivity levels.”

The term “life cycle management” refers to the Company’s strategy to maximize the productivity of its equipment over the equipment’s entire operating life cycle through the optimization of the equipment, its operating and maintenance procedures and its upgrade and refurbishment. Each life cycle management program offered by the Company is specifically designed for a particular customer and that customer’s application of the Company’s equipment. Under each life cycle management program, the Company provides the customer with specific aftermarket products and services to support the equipment during its operating life cycle. In return, the customer pays the Company an amount based upon hours of operation or units of production achieved by the equipment. The amount to be paid per unit is determined by the economic model developed by the Company on a case-by-case basis, and is set at a rate designed to include both the estimated costs to be incurred by the Company and the Company’s anticipated profit.

The Company’s life cycle management contracts reduce customer risk by converting part of the customer’s operating expenses to a relatively fixed cost per unit of production. The Company is able to manage this risk because of its experience with the equipment and because its life cycle management contracts generally permit the Company to revise the terms of such contracts where appropriate due to a change in circumstances. Many of the Company’s life cycle management contracts guarantee productivity levels in the sense that they contain one or more productivity level standards to be met by the Company’s equipment, together with situation-specific financial terms that incentivize the Company to ensure that such standards are met.

As requested by the Staff’s comment, the Company will make the requested revision in future filings.

Raw Materials

16.	We note your reliance on single source suppliers for “certain components and raw material.” Please revise future filings to discuss your ability to replace these suppliers. Also revise to include an estimate of the portion of your business dependent on the components and material that you purchase from a single source.

As requested by the Staff’s comment, the Company will make the requested revision in future filings.

Patents and Licenses

17.	In future filings, please indicate the duration of patents held. Also, please expand your discussion of the importance of patents and licenses to your business by quantifying the portion of your business that depends on the “significant” patents and licenses in “certain product areas.”

As requested by the Staff’s comment, the Company will make the requested revision in future filings.

Research and Development

18.	We note your disclosure of your research and development costs did not include “application engineering.” Supplementally clarify this term and explain why these costs were excluded from the disclosed figures.

The term “application engineering” refers to design work performed by the Company’s engineers for the purposes of customizing the Company’s equipment for a particular customer and application. The Company includes these costs in its operating expenses, but does not consider them properly includible in research and development expenses because they relate to a specific customer and application.

Environmental, Health and Safety Matters

19.	In future filings, please revise this section to describe the costs of complying with environmental regulations, where material, as required by Item 101(c)(1)(xii) of Regulation S-K.

As requested by the Staff’s comment, the Company will make the requested revision in future filings whenever required by Item 101(c)(1)(xii). Currently, the Company does not expect compliance with environmental laws and regulations could have a material effect on its capital expenditures, earnings or competitive position, and does not expect to make any material capital expenditures for environmental control facilities for the remainder of Fiscal 2005 or for Fiscal 2006.

International Operations

20.	Your discussion of the risks involved in international operations is generic and could apply to any company with international operations. This disclosure should be revised in future filings to describe how each of the bullet point factors may impact your operations specifically. For instance, please indicate which countries in particular have experienced economic downturns that impacted your business during the fiscal year.

As requested by the Staff’s comment, the Company will make the requested revision in future filings.

Management’s Discussion and Analysis

Results of Operations

21.	When you cite more than one factor in explaining a change in a financial statement item, the amounts of the individual items cited, including offsetting factors, should be quantified unless not practical. We see various discussions throughout MD&A where the amounts of factors cited appear reasonably quantifiable. Please expand and apply this general guidance throughout MD&A.

Beginning with its quarterly report on Form 10-Q for the Company’s first fiscal quarter ended January 29, 2005 (the “first quarter 10-Q”), the Company will expand its discussions throughout MD&A to quantify the amounts of individual items cited in explaining changes in financial statement items, including offsetting factors, unless not practical.

2004 Compared with 2003

22.	We note your disclosure that “activity levels” in emerging markets, including China, continued the “high level of activity” seen in 2003. Please supplementally explain what you mean by “activity levels.” Are you referring to an increase in orders for new equipment or some other measure of activity?

The Company uses the term “activity levels” primarily to refer to (1) actual sales (including both original equipment and aftermarket sales), (2) actual orders from customers, (3) requests for quotes, tenders (proposals) and budget prices from customers and potential customers and (4) discussions with customers and potential customers regarding upcoming projects and the customer’s future requirements.

Provision for Income Taxes

23.	Please expand to make more detailed and specific disclosure about why the increase in deferred tax valuation reserves was necessary and quantify the amount. Make disclosure about the underlying factors leading to your “concerns about realizability.” There should also be transparent disclosure about why the effective tax rate increased from 33.6% to 41.5% between 2003 and 2004. Please expand.

Pursuant to the Staff’s comment, the Company proposes to revise Item 7 of its 2004 Form 10-K as shown in Section 1 of the attached Exhibit A.

Restructuring and Other Special Charges

24.	When you engage in exit activities SAB Topic 5-P specifies certain disclosures about cost savings expected and actually derived from the actions. For guidance on the required disclosures refer to the Question under “Disclosures,” specifically the next to last paragraph to the interpretive response. Please expand.

Pursuant to the Staff’s comment, the Company proposes to revise Item 7 of its 2004 Form 10-K as shown in Section 2 of the attached Exhibit A.

Quantitative and Qualitative Disclosures about Market Risk

25.	The quantitative disclosures about foreign exchange risks do not appear to fully conform to the requirements of Item 305(a) to Regulation S-K. For instance, it appears that you intend to make disclosure under the tabular option. If so, then it appears that you should expand to more fully conform to the requirements of that alternative, including the related instructions to paragraph 305(a)(1)(i). As provided by Item 305(a)(3) you should also provide summary comparative disclosures for the prior year. Expand or explain to us how your disclosures meet the requirements of the Item.

Pursuant to the Staff’s comment, the Company proposes to revise Item 7a of its 2004 Form 10-K to add the tables shown on the attached Exhibit B.

Controls and Procedures

26.	Provide a full supplemental description of the material weakness identified by your auditor. Provide us supplemental copies of any correspondence from your auditors regarding this matter. Tell us about (and quantify) any adjustments recorded as a result of this weakness. We see that you plan to alter controls in 2005. With respect to the 2004 financial statements and the provision for income taxes presented therein, tell us what you did, to assure yourself that the auditors’ concerns were appropriately addressed.

As requested by the Staff, enclosed with this letter are supplemental copies of all of the correspondence from the Company’s auditors regarding this matter, consisting of: (1) a copy of a letter from Ernst & Young, the Company’s independent auditor, to the Audit Committee of the Board of Directors dated as of December 15, 2004 (the “E&Y Letter”); and (2) materials provided to the Company’s Chief Financial Officer and Controller by Ernst & Young on or about December 10, 2004.

The material weakness identified by Ernst & Young related to the Company’s procedures for determining the deferred income tax valuation reserve for the Company’s Australian operations in Fiscal 2004. After making an adjustment proposed by Ernst & Young, the total amount of the incremental reserve booked for Australian income taxes by the Company in Fiscal 2004 was $13.4 million.

      Background

The Company’s Australian operations consist of two separate operating subsidiaries – a surface mining equipment business and an underground mining equipment business. The surface mining equipment business has a history of consistent profitability, while the underground mining equipment business has a history of pre-tax losses. Before Fiscal 2003, the profits of the surface mining equipment business were not offset by the losses of the underground mining equipment business for Australian income tax purposes due to the fact that an unrelated third party held a 25% minority interest in the surface mining equipment business. In Fiscal 2003, based upon the acquisition of this outside minority interest and changes in the corporate income tax laws in Australia, the Company restructured its ownership interests in these subsidiaries (so that the surface mining equipment business became a direct subsidiary of the underground mining equipment business) and elected to have the Company’s Australian businesses treated as a consolidated tax group for Australian corporate income taxes purposes. Based upon this election, the future income of the surface mining equipment business would be available to utilize the prior and current losses of the underground mining equipment business, as they would be viewed thereafter as a single taxpayer.

      Determination of the Fiscal 2004 Reserve

At the end of Fiscal 2004, before taking into account any incremental valuation reserve to be recorded for the year, the consolidated Australian group had a net deferred tax asset of $16.0 million. An additional deferred tax asset of $25.9 million relating to the historical underground mining equipment business was also recorded on the books, but was fully offset by valuation reserves.

With respect to $2.6 million of the $16.0 million net deferred tax asset, no valuation reserve has been recorded for Fiscal 2004 based upon a review of the Company’s existing backlog.

With respect to the remaining $13.4 million, the Company has recorded a valuation reserve in Fiscal 2004 to offset the entire amount.

In assessing the realizability of the Australian deferred tax asset for Fiscal 2004, the combined Australian group was in a cumulative loss position, which under FAS No.109, “Accounting for Income Taxes,” constituted negative evidence for the purposes of evaluating the need for a valuation reserve against the Australian deferred tax assets. Against this negative evidence the Company considered the following positive evidence:

(1)	The surface mining equipment business continued to be profitable in Fiscal 2004.

(2)	The underground mining equipment business’s operating profit before intercompany charges increased from $2.4 million in Fiscal 2003 to $9.4 million in Fiscal 2004; the business was in a net loss position for Australian tax purposes due entirely to intercompany charges that exceeded its operating profit.

(3)	The Company’s five-year strategic plan forecasted profit before tax for the Australian entity over the plan period.

(4)	The Company’s business experienced significantly improved operating results in Fiscal 2004, both in Australia and worldwide, and its industry is in the early stages of a significant cyclical upturn (consistent with its public guidance to shareholders projecting that earnings per share in Fiscal 2005 will increase by 65% to 99% over Fiscal 2004 levels).

Based on the positive evidence summarized above, the Company’s initial view was that the positive evidence outweighed the negative evidence with respect to $9.9 million out of the $13.4 million in deferred tax assets (excluding the assets supported by the backlog), and preliminarily concluded that an incremental valuation reserve equal to the remaining $3.5 million was appropriate.[1]

Ernst & Young, however, ultimately came to the conclusion that, in their view, the negative evidence outweighed the positive evidence and supported an incremental valuation allowance equal to the full $13.4 million (equal to the $3.5 million the Company had reserved, plus an additional $9.9 million) for the deferred tax asset. This conclusion was based, in part, on Ernst & Young’s view that the positive evidence associated with the future forecast of profitability was not objectively verifiable. Although contrary to the Company’s judgment regarding the relative weight of positive and negative evidence, the Company ultimately concluded that it would be appropriate, albeit very conservative, to increase the deferred tax valuation reserve as proposed by Ernst & Young.

As a result of that conclusion, the Company recorded an adjustment of $9.9 million, which increased the total incremental reserve booked in Fiscal 2004 to $13.4 million.

      Material Weakness Letter

As reflected in the E&Y Letter, Ernst & Young identified the following technical and process errors as the basis for its conclusion that there was a material weakness in the Company’s internal controls in connection with its accounting for deferred tax assets:

(1)	that the Company’s assessment of the relative positive and negative evidence impacting the need for a valuation allowance against net deferred tax assets was not documented in connection with the preparation of the tax provision; and

(2)	that when the documentation was subsequently prepared, the assessment did not comply with the requirements of FAS No. 109 because it did not include all available evidence and it did not consider whether such evidence was subject to objective verification.

As further reflected in the E&Y Letter, Ernst & Young concluded that these technical and process errors had not been detected by the Company’s system of internal controls.

In addition, the E&Y Letter stated that “subsequent efforts by management to support the amount initially recorded did not appropriately consider the potential interactions with other tax jurisdictions, yielded matters which subsequently required additional explanation or correction, and resulted in the utilization of revised business forecasts.” The Company, however, does not agree with the characterization of certain events reflected in Ernst & Young’s observations. For example, the Company believes that the “revised business forecasts” cited by Ernst & Young’s letter represented a good faith effort by the Company to update forecasts that were initially prepared several months earlier as part of the Company’s annual budgeting process and therefore did not fully reflect the continued improvement in the business environment facing the Company’s Australian operations.

In essence, Ernst & Young took the view that the Company had misinterpreted the requirements of FAS No.109 as they relate to the assessment of negative and positive evidence associated with the determination as to whether a valuation allowance is needed for the proper reporting of deferred tax assets. Ernst & Young also maintained that, for the relevant period, the Company should have understood that Ernst & Young’s tax professionals were then serving as members of the audit team (rather than as tax advisors) and should have completed all of its documentation and analysis prior to any Ernst & Young professional’s examination of the deferred tax assets in connection with Ernst & Young’s audit of the Company’s financial statements.

Accounting for income taxes is one of the Company’s critical accounting policies. As FAS No. 109 states, “judgment must be used in considering the relative impact of negative and positive evidence.” The Company’s management believes that, in this case, all of the appropriate Company personnel possessed and used all of the appropriate information needed to arrive at an appropriate judgment. Moreover, the Company believes that the fact that it was ultimately persuaded to accept Ernst & Young’s conservative judgment regarding the amount of the Australian deferred tax reserves should not be misconstrued as evidence that the Company concurs with Ernst & Young’s view that the Company’s procedures in this area were inadequate.

The Company also wishes to highlight the fact that the valuation allowance adjustment was not the result of Ernst & Young uncovering facts that were not brought to its attention as part of the ordinary periodic review of the Company’s tax provision. All of the information that raised questions on the part of Ernst & Young was presented to it by the Company.

      Assurance Measures Taken for 2004

With respect to the Company’s Fiscal 2004 financial statements and the provision for income taxes presented therein, the Company assured itself that Ernst & Young’s concerns were appropriately addressed by completing additional procedures consistent with FAS No. 109, including a careful assessment by all of the Company’s appropriate financial and accounting officers (including the Chief Financial Officer, Controller and Vice President for Taxes) of all available positive and negative evidence as to whether a valuation allowance was needed. In addition, the Company reviewed all of the supporting calculations and assumptions associated with all of its deferred tax assets worldwide.

27.	As a related matter, we see that you recorded a significant increase to the tax valuation at one of your international businesses in the fourth quarter of fiscal 2004. Is this adjustment related to the material weakness? Did it arise at the operations subject to the material weakness identified by your auditor? Please fully explain the facts and circumstances leading to the adjustment. Also tell us why the effect of this adjustment is appropriately a fourth quarter item. Support that the timing of the adjustment is appropriate.

As discussed in the Company’s response to Comment 26, the $9.9 million adjustment that the Company made to increase its incremental deferred income tax valuation reserve recorded for the fourth quarter of Fiscal 2004 to $13.4 million was related to the material weakness identified by the Company’s auditor.

The need for the increased valuation reserve arose at the Company’s Australian operations, and the determination of the amount of increased reserve was made by senior management in the United States with the assistance of finance and accounting personnel in Australia. It appears that Ernst & Young regarded the material weakness to exist with respect to the Company’s U.S.-based tax and accounting departments that were responsible for the final determination of the amount of the reserve.

The increase to the deferred income tax valuation reserve is an appropriate fourth quarter item because it was not until the fourth quarter when all of the information, including projected operating results for Fiscal 2005 and future periods, became available to the Company to make the determination as to whether the valuation allowance was required. For purposes of quarterly reporting, the Company utilizes a worldwide effective rate calculated based upon the most recent rolling forecast adjusted for discrete items that may occur during a respective fiscal quarter. For each of the first three quarters of Fiscal 2004, the Company’s auditor separately analyzed and reviewed the projected operating results of the Australian consolidated tax group as part of the auditor’s overall quarterly review of the Company’s effective income tax rate, and at such time it made no recommendation that the Company record incremental valuation reserves relating to the Australian operations.

28.	Expand to make more specific disclosure about the nature and extent of the weakness identified by your auditor. Make complete disclosure about the aspects of the underlying controls and procedures deemed insufficient by your auditors. Also make specific disclosure about what you did to ensure that the auditors concerns were appropriately addressed in these financial statements. We may have further comment on disclosure once we see the responses to immediately preceding comments.

Pursuant to the Staff’s comment, the Company proposes to revise Item 9a of its 2004 Form 10-K as shown in Section 5 of the attached Exhibit A.

29.	In light of the fact that a material weakness existed with respect to the valuation allowance against deferred net tax assets, disclose in reasonable detail the basis for officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Pursuant to the Staff’s comment, the Company proposes to revise Item 9a of its 2004 Form 10-K as shown in Section 5 of the attached Exhibit A.

30.	Please disclose how, if at all, the discovery of the identified material weakness in the company’s internal controls impacted the effectiveness determinations that the company’s CEO and CFO made with respect to the company’s disclosure controls and procedures in prior periods.

Pursuant to the Staff’s comment, the Company proposes to revise Item 9a of its 2004 Form 10-K as shown in Section 5 of the attached Exhibit A.

31.	We note your disclosure that your management, including your Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are “effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed….” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Pursuant to the Staff’s comment, the Company proposes to revise Item 9a of its 2004 Form 10-K as shown in Section 5 of the attached Exhibit A.

32.	We note your disclosure that you plan to take certain steps to improve your internal controls “starting in fiscal 2005.” Please revise to address when you expect all improvements and corrective actions will be implemented completely, and what actions the company is taking in the interim to mitigate the weaknesses in the controls.

Pursuant to the Staff’s comment, the Company proposes to revise Item 9a of its 2004 Form 10-K as shown in Section 5 of the attached Exhibit A. In addition, the Company notes that since the changes being implemented to improve its procedures will take effect starting with the first quarter of 2005, there is no period as to which interim actions could be taken.

Financial Statements and Supplementary Data

33.	Please expand to explain the effect of any unusual or infrequently occurring items presented in each quarter as well as the aggregate effect and nature of any year-end or other adjustments that are material to the results of that quarter. See Item 302 (a)(3) of Regulation S-K for guidance. We see, for instance, disclosure about a material fourth quarter adjustment in a press release dated December 16, 2004.

Pursuant to the Staff’s comment, the Company proposes to revise Item 8 of its 2004 Form 10-K as shown in Section 4 of the attached Exhibit A.

Consolidated Statement of Income

34.	We see that you provide both products and services. Tell us why you should not disaggregate product and services revenues and costs. Describe your consideration of Rules 5-03(b)(1) and (2) to Regulation S-X. Tell us how you differentiated product and services revenues for purposes of responding to this comment.

Rule 5-03(b) of Regulation S-X provides that each class of revenues which is not more than 10% of the sum of the items (i.e., the registrant’s total revenues) may he combined with another class. To date, the Company’s total service revenues have been less than 10% of total revenues for all reporting periods. The Company reviews this determination at the end of each fiscal quarter, and will disaggregate product and service revenues and costs if at any time total service revenues exceed 10% of total revenues.

For the purposes of applying Rule 5-03(b), the Company differentiates product and services revenues as follows:

o	The service revenue stream is generated by labor-related activities at customer minesites or at the surface mining service centers.

o	The product revenue stream is generated by equipment sales, complete machine rebuilds, component repairs and parts sales.

Consolidated Statement of Cash Flows

35.	We see the significant difference between cash received upon exercise of stock options and the increase to shareholders’ equity attributed to exercise of options in fiscal 2004. Supplementally reconcile the two amounts. Expand to clarify or show us that your disclosures comply with the requirements of paragraph 32 to FAS 95.

Paragraph 32 of FAS 95 states that “Information about all investing and financing activities of an enterprise during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be reported in related disclosures. Those disclosures may be either narrative or summarized in a schedule, and they shall clearly relate the cash and noncash aspects of transactions involving similar items.”

The difference between cash received upon exercise of stock options ($44.7 million on the consolidated statement of cash flows) and the increase to shareholders equity attributed to exercise of stock options ($56.3 million on the consolidated statement of shareholders’ equity) relates to an $11.6 million tax benefit associated with these transactions.

To comply with FAS 95, the Company proposes to revise the consolidated statement of shareholders’ equity included as part of Item 15 of its 2004 Form 10-K to separately show the tax benefit from the cash received upon exercise of stock options, by adding an additional line entitled “Tax benefit from exercise of stock options,” which will clearly relate the cash and noncash aspects of these transactions, as shown on the attached Exhibit C.

Note 2. Significant Accounting Policies

Inventories

36.	Tell us the amounts of inventory impairment charges in each of the three most recent fiscal year-ends. Describe the facts and circumstances leading to any significant charges, including discussion of the disposition of the related inventory. Also tell us more about how you identify and measure impaired inventory. Show us that your method is SAB Topic 5-BB compliant.

For Fiscal 2002, 2003 and 2004 the Company’s inventory impairment charges were $20 million, $15 million and $13 million, respectively. Inventory impairment charges primarily consist of amounts provided to the Company’s excess and obsolete reserve. The Company annually evaluates its ending inventories for excess quantities and obsolescence. This evaluation is conducted pursuant to SAB Topic 5-BB and includes analyses of sales levels by product and projections of future demand. If inventories on hand are in excess of forecasted demand, the Company provides appropriate reserves for such excess inventory. If the determination is made that inventory is obsolete, these inventories are written off in the period the determination is made.

37.	As a related matter, MD&A should include disclosure of the amounts of any significant inventory impairment charges, including disclosure about the facts and circumstances leading to the charges and the disposition of the underlying inventory.

For the three-year period covered by the current MD&A, neither the nature nor the amount of the Company’s inventory impairment charges has been unusual given the Company’s size and industry. In the event that the Company were to incur any unusual or otherwise material inventory impairment charges in the future, it would disclose all material information regarding such charges in its MD&A.

Comprehensive Income (Loss)

38.	Please expand to disclose the amount of income taxes netted against the components of accumulated comprehensive income. You should also disclose the amounts of income taxes netted against the changes in the components for each year. Refer to FAS 130.

The Company’s comprehensive income is comprised of currency translation adjustments, fair value and pension adjustments. Under the provisions of APB 23, which provides that deferred taxes shall not be provided for unremitted earnings of a subsidiary in certain instances, currency translations adjustments are accounted for in the same way as timing differences; in those instances, deferred taxes shall not be provided on translation adjustments. For that reason, the Company does not provide deferred taxes for its currency translation adjustments. Similarly, as a result of the Company’s ongoing analysis under FAS 109 and its current loss carryforward position in the United States, no income taxes are netted against fair value or pension adjustments, as the Company maintains a tax valuation reserve against the tax benefit.

Revenue Recognition

39.	For product revenues not recognized on a percentage of completion basis, supplementally describe the nature and extent of post shipment obligations (installation, training, etc...) and any customer acceptance protocols. To the extent these obligations and protocols vary based on product, customer or other factors, please be specific. Tell us how these matters are considered in your revenue practices.

For most of the Company’s product sales where revenues are not recognized on a percentage of completion basis, post-shipment activities such as installation and training are not included in the product sales contract. Where a customer contracts with the Company for such post-shipment services, they are generally covered by a separate services contract with the customer. The Company recognizes revenue under these separate services contracts separately upon completion of the post-shipment activity. The Company recognizes revenue on the product sale upon transfer of title to the customer. The time of title transfer is negotiated in each contract, regardless of type of product, and can vary from time of shipment to product start-up (considered acceptance).

Some of the Company’s customers contractually require additional performance testing at commissioning, such as a machine availability test (which considers the percentage of time that a machine is available to move material) for mining equipment. These types of tests are for proven products and fall within the normal operating ranges for the particular type of equipment. The Company has a proven history of customer acceptance of all equipment shipped. Accordingly, based on SAB 104, the Company recognizes revenue upon transfer of title, as the remaining post shipment obligations are deemed inconsequential or perfunctory.

40.	Tell us more about the nature of the arrangements accounted for on the percentage of completion method. For those circumstances, describe the factors you consider in determining that use of percentage of completion accounting is appropriate and show us that your use of that method is appropriate under the scope of SOP 81-1. Please be detailed and specific.

Under SOP 81-1, percentage-of-completion method is preferable as an accounting policy in circumstances in which reasonably dependable estimates can be made and in which all of the following conditions exist:

o	Contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement.

o	The buyer can be expected to satisfy his obligations under the contract.

o	The contractor can be expected to perform his contractual obligations.

The Company recognizes revenue under the percentage of completion method for equipment that requires a minimum of six months to produce. A number of the Company’s products meet this requirement, including electric mining shovels (which typically seven to eight months to produce) and draglines (which take 20 to 24 months to produce). The equipment sales terms typically provide for progress payments from the customer. The product must have a dependable cost estimating process, which is the case with respect to the Company’s equipment for which similar models have been built in the past. The Company also must have a legally enforceable agreement with the customer.

The Company measures the extent of progress on a project for periodic revenue recognition by using the cost-to-cost method for all surface mining equipment. The Company uses the units-of-work-performed method for roof supports for the underground mining segment. Estimated costs to complete the project are reviewed periodically.

In addition, historically both the Company and its customers have satisfied their respective obligations under these contracts.

41.	Supplementally provide us a more detailed description of the life cycle management business. Describe the typical terms and conditions of the arrangements and provide us more detail about how you estimate revenues and costs under these arrangements. Tell us how revisions to these estimates are accounted for, including how you identify and account for contract losses. Show us that your accounting for this revenue stream is appropriate.

A life cycle management program is typically entered into with a customer at the time the customer purchases a new piece of original equipment. Typically contracts are for periods ranging from three to seven years but can extend up to fourteen years. The purpose of the life cycle management program is to enable the customer to obtain the maximum productivity from the Company’s equipment over its entire life cycle. The Company attempts to achieve this objective by providing the customer with the aftermarket products and services that are required by the equipment during its operating life cycle. The Company believes that by providing aftermarket products and services that are specifically designed for a particular piece of equipment, the operating performance of the equipment will be maximized.

In return for the aftermarket products and services that the Company provides over the life cycle of the equipment, the customer pays the Company an amount based upon hours of operation or units of production achieved by the equipment. The amount to be paid per unit is determined by the economic model developed by the Company on a case-by-case basis, and is set at a rate designed to include both the estimated costs to be incurred by the Company and the Company’s anticipated profit.

During the proposal phase of the process for a life cycle management program, the Company will work with the customer to understand the conditions the equipment will be operating in, the time horizon that the program will cover, and the expected operating cycle that will be required for the equipment. The Company will then construct a model representing the products and services that will be required to operate and maintain the equipment over the equipment life cycle period. Operating and maintenance procedures are outlined and agreed with the customer, because the customer would incur additional charges for any incremental costs incurred due to its failure to comply with these procedures.

Once the program has begun, the Company records revenue in accordance with FTB 90-1 as the actual products and service are provided to the customer. The customer’s payments are credited to a customer progress payment account on the balance sheet as they are received monthly. Revenues are recorded based upon the actual products and services provided and the debit goes to the customer progress payment account rather than to accounts receivable.

Throughout the life cycle management program, the Company compares the actual amount of products and services that have been provided to support the program with the original model that was prepared during the proposal phase. In addition, the original model is reviewed to make certain that additional information has not become available that would make it necessary to alter the economic model for the remaining life of the program. This comparison and review is performed on a quarterly basis. If the actual results reflect a higher amount of product and service consumption than was included in the original economic model, sales allowances to reduce the amount of revenues and profit are recorded and continue to be recorded until the net actual results are in line with the economic model. If at any time this review indicates that the projected results of the program will result in a loss to the Company, the entire amount of that projected loss would be recorded immediately.

42.	Supplementally describe the services revenue stream in more detail. Supplementally describe the factors you consider in concluding that services have in fact been completed for revenue recognition purposes. To the extent the evidence you consider varies based on the nature of the service or other factors, please be specific in supporting your accounting.

The service revenue stream is generated by labor-related activities at customer minesites (both surface and underground) or at the Company’s surface mining service centers.

The service revenue stream at customer minesites relates to customer agreements to use the Company’s personnel to perform some type of maintenance function at the mine, such as repair of equipment or moving equipment. The prices the Company charges to its customers are based on the Company’s labor costs, supplies, tooling, lifting equipment rental, etc. and are quoted either as a fixed price or on a cost-plus basis. The service revenues are recognized when the particular customer contracted activity is complete.

Service revenues are also generated by repairing customer equipment at the Company’s surface mining service centers. For these services, the customer’s equipment is brought into the shop and refurbished, potentially including the replacement of worn parts, and then returned to the customer. For example, a motor brought to one of the surface mining service centers would be cleaned, inspected, have its worn parts replaced, and be reassembled, tested and returned to the customer. The Company recognizes service revenue when the repair is completed and the equipment is sent back to the customer. The Company would also recognize sales revenue for any replacement parts used at such time.

43.	Supplementally clarify the timing of completed contract revenue. Describe the circumstances when you apply that accounting and show us that such accounting is appropriate in those circumstances.

The Company does not use the completed contract method as described in SOP 81-1. The Company proposes to revise the revenue recognition paragraph appearing under the heading “Critical Accounting Policies” in Item 7 and Note 2 to the Consolidated Financial Statements in its 2004 Form 10-K as shown in Section 3 of the attached Exhibit A. The Company uses the inventory sales method of accounting in recognizing revenue for parts, service and all equipment that does not qualify for percentage of completion accounting.

For sales accounted for under this method of accounting, the customer typically makes no progress payments and instead pays for the equipment, parts or service after shipment. The Company recognizes revenue upon the transfer of legal title to the product to the customer.

44.	Disclosures in the “Business Section” about products and services offered in both of the segments suggest that you enter into customer agreements that may be multiple element arrangements as defined in EITF 00-21. Tell us whether you in fact have multiple element arrangements under the scope of the Abstract and, as relevant, show us that your accounting is appropriate under that guidance. Describe in detail how you identify, value and account for individual elements. If you believe that you do not have multiple element arrangements, explain supplementally and in detail. Specifically address the scope and requirements of the Abstract in supporting your position.

The Company has a few customer agreements that are multiple element arrangements as defined in EITF 00-21. The Company accounts for a customer agreement as a multiple element arrangement when it determines that the agreement represents a separate unit of accounting because the deliverable has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered item and, if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the Company’s control. An example would be an electric mining shovel sold at a single price including installation. The electric mining shovel would have standalone value to the customer, the installation could be provided by other parties at a fair value and the mining shovel would have no general refund rights. Under EITF 00-21, the Company allocates revenue based on a fair value of the elements (in the example above, the mining shovel and the installation) and each would be accounted for separately. Life cycle management contracts are accounted for under FTB 90-1 as previously described in the response to Comment 41.

45.	We see that you manufacture heavy equipment. Tell us how shipping and handling revenues and costs are presented in the income statement. If the related amounts are not classified pursuant to EITF 00-10, explain why you should not make the disclosures required by the Abstract.

The Company classifies as revenue all amounts billed to a customer for shipping and handling, and classifies as a cost of sales all shipping and handling costs incurred by the Company to physically move a product from the seller’s place of business to the buyer’s designated location. The Company believes that all amounts are classified pursuant to EITF 00-10.

46.	We see that you also distribute products manufactured by others. With respect to these arrangements, supplementally describe your consideration of EITF 99-19. To the extent that the significant terms and conditions of the underlying arrangements vary, please be specific.

The Company recognizes revenue related to the distribution of products manufactured by others using both revenue reporting methods under EITF 99-19, applying in each case the method that is appropriate given the underlying arrangements with the supplier and/or the customer. These underlying arrangements vary depending on the supplier, the geographic sales territory, the product and the customer.

For all parts and certain original equipment, the Company buys and resells the products and uses gross revenue reporting. The Company’s use of this reporting method is supported by the indicators under EITF 99-19, as the Company is the prime obligor, has inventory risk (in the case of parts), has latitude in establishing price, has involvement in determining product specifications, has physical inventory loss and has credit risk.

For other original equipment, where the supplier is selling directly to the customer and pays the Company a commission, the Company uses the net revenue reporting method and recognizes the commission as revenue. In these cases, the supplier is the primary obligor and has credit risk.

Accounting for Stock Options

47.	How can $5.9 million, $5.3 million and $21.1 million be weighted-averages? Are these amounts the total fair value of options granted in the years presented?

As required by FAS 123 paragraph 47(b), the Company discloses the weighted-average grant-date fair value of options granted during each year reported. Because the Company has multiple grants, and as such, multiple fair values during any given year, it calculates the weighted average fair value in each year and multiplies it by the total number of options granted during the year.

Note 14. Reorganization Items

48.	Tell us more about the nature and origin of these items. Explain why these amounts are appropriately classified as “reorganization items.”

“Reorganization items” are items that were realized or incurred by Harnischfeger Industries Inc. (the “Predecessor Company”) as a result of its decision to reorganize under Chapter 11 of the Bankruptcy Code. The Predecessor Company classified Beloit Corporation, the Company’s former subsidiary that manufactured pulp and paper making equipment, and its subsidiaries (collectively, “Beloit”) as a discontinued operation in Fiscal 2000. Most of Beloit’s assets were sold pursuant to Bankruptcy Court-approved procedures. The Predecessor Company’s equity interest in Beloit was transferred to a liquidating trust (the “BLT”). The BLT also had the ability to borrow up to $7.2 million from the Predecessor Company. Meanwhile, the Predecessor Company had filed various claims against the Beloit estate for non-payment of certain intercompany items.

In Fiscal 2002, 2003 and 2004 a number of transactions occurred relating to the above and were recorded as reorganization items in the Consolidated Statement of Income:

o	Distribution from Beloit Liquidating Trust. In Fiscal 2004 the BLT made the first distribution to the various claimants of the Beloit Estate. Joy Global Inc. received $2,856,000 in cash.

o	Beloit Liquidating Trust Settlement. The Predecessor Company and the BLT were involved in legal proceedings for reallocation and reimbursement of professional fees and intercompany expense. This dispute was settled in Fiscal 2004 and Joy Global Inc. received $1,000,000 in cash from the BLT and also reversed certain cash reimbursements previously received from professional firms that had been recorded on the Company’s balance sheet pending the outcome of this dispute.

o	Beloit UK claim settlement. In Fiscal 2000, the subsidiary of Beloit located in the UK filed for receivership. The subsidiary of Joy Mining Machinery filed claims against Beloit UK for various intercompany items. The first distribution in Fiscal 2003 was approximately $3,333,000 and the second distribution in Fiscal 2004 was approximately $1,774,000.

o	Professional fees directly related to the reorganization. These are costs and expenses related mainly to legal firms representing the Company for unsettled claims, unresolved lawsuits and other disputes related to the bankrupty, including suits against former officers and directors.

o	Other. Items included in “other” pertain primarily to reversal for accruals established for anticipated settlements of claims, cash receipts for various deposits, cash receipts for agreed upon cash settlements included in the Plan of Reorganization and other items.

o	Collection of Beloit note. As described above, when the Predecessor Company transferred the equity of Beloit to the BLT, the BLT was allowed to borrow up to $7.2 million from the Predecessor Company. The Company established a reserve equal to 100% of the loan value. In Fiscal 2002, the BLT repaid the note in its entirety and the reserve was reversed to income.

Note 17. Commitments, Contingencies and Off-Balance-Sheet Risks

49.	We see that you provide summary disclosure about unresolved product liability and environmental matters, including asbestos exposure. As set forth in SAB Topic 5-Y, if it is reasonably possible that material loss may arise from resolution of these contingencies, additional disclosure may be required under the SAB. Supplementally provide us more detail about your underlying exposures to product liability and environmental contingencies. Demonstrate to us that your disclosures about product liability and environmental contingencies are sufficient under the SAB. If necessary to comply with the requirements of that guidance, please appropriately revise.

The Company product liability contingency relates to a large number of relatively small individual claims substantially all of which are fully covered by liability insurance underwritten by highly rated, well capitalized insurance companies. Most of these cases allege injury to the plaintiff’s health due to exposure to asbestos or silica. In almost all of these cases the Company is one of a large number of named defendants.

The Company currently is not subject to any significant environmental claims or related contingent obligations.

Based upon the insurance coverage available to satisfy these claims and associated legal expenses, the Company does not consider it reasonably possible that material loss may arise from resolution of the claims to which the Company is currently subject (or other specific claims that are reasonably foreseeable by the Company).

Note 21. Segment Information

50.	Pursuant to paragraph 38a to FAS 131 you should identify any foreign country from where you derive a material amount of revenues and disclose the related amount of that revenue. Tell us how your disclosure is consistent with that requirement or expand as necessary.

In accordance with FAS 131, the Company identifies and discloses in its segment footnote all foreign countries from which it derives at least 10% of total sales. With respect to the last three fiscal years, Australia was the only foreign country for which this threshold was surpassed. In addition, the Company’s sales in Europe as a whole exceed 10% of its total sales and are separately disclosed. The Company reviews this calculation on a quarterly basis, and will adjust its segment reporting in the future to comply with FAS 131 to the extent that future changes in the sources of its revenue require disclosure of additional geographic segments.

51.	As a related matter, you should also make the long-lived asset disclosure specified by paragraph 38b to FAS 131. Pursuant to the FASB publication “Segment Information: Guidance on Applying Statement 131” that disclosure should include only tangible assets.

Pursuant to the Staff’s comment, the Company proposes to revise Note 21 to the Consolidated Financial Statements contained in Item 15 of its 2004 Form 10-K as shown on the attached Exhibit D.

Signatures

52.	The annual report does not appear to be signed. Please amend your filing or alternatively supplementally provide us with the version of the signature page submitted for filing that demonstrates Mr. Hanson signed the report on behalf of the registrant and that the directors executed the power of attorney.

The Company’s annual report was signed, and conformed signatures should have been included in the document as Edgarized and filed. The Company is supplementally providing the required signature pages to the annual report to the Staff.

Exhibits 32.1 and 32.2

53.	It does not appear that the certifications filed as Exhibits 32.1 and 32.2 were signed. Please amend your filing in its entirety to provide the required certifications, or alternatively supplementally provide us with the version of the exhibits submitted for filing that demonstrates the officers signed the certifications.

The certifications filed as Exhibits 32.1 and 32.2 were signed, and conformed signatures should have been included in the document as Edgarized and filed. The Company is supplementally providing the required signed certifications to the Staff.

Form 8-K dated December 16, 2004

54.	We see that the earnings release includes non-GAAP disclosure of EBITDA. Under Item 10(e) to Regulation S-K, when you furnish non-GAAP information in a Form 8-K the filing must include statements about why you believe the non-GAAP measure provides useful information to investors about your financial condition and results of operations. You must also make disclosure about any other material purposes for which you use the information. Those disclosures should be specific to your business and may not be generic or cookie-cutter. Your statement that the disclosure is “a useful indicator of our operating results” is generic and insufficient under the requirement. Either delete the EBITDA disclosure from future earnings releases or expand future earnings releases to more fully comply with the disclosure requirement. Show us how you intend to apply this comment. Refer to Item 10(e)(1)(i) to Regulation S-K and the Instructions to Item 2.02 to Form 8-K.

The Company will make the requested disclosures in future releases by using language setting forth management’s position as to why such information is useful to investors. Such language is expected to read substantially as follows: “Joy Global’s management uses adjusted EBITDA to evaluate the operating performance of the company and its business segments and allocate resources and capital to its business segments. Joy Global’s management also believes that adjusted EBITDA is a meaningful measurement that is commonly used by investors, lenders, equity analysts and others to measure the company’s operating performance.”

_________________

        The Company hopes that the foregoing has been responsive to the Staff’s comments.

        If you have any questions related to this letter, please contact either me at 1-414-319-8512 or Keith Crow of Kirkland & Ellis at 1-312-861-2181. Please send any further comments via facsimile to me at 1-414-319-8520 and Keith Crow at 1-312-861-2200.

Sincerely, Oren B. Azar Associate General Counsel and Secretary

cc:  Keith S. Crow, Esq.
        John Jennings, Esq.